Term Sheet No. U110
To the Underlying Supplement dated September 14, 2009,
Product Supplement No. U-I dated December 2, 2009,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009

Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 February 3, 2010
$ 10.25%* per annum Callable Yield Notes due February 10, 2011 Linked to the Performance of the S&P 500® Index and the Market Vectors Gold Miners ETF
Financial Products

General

  The securities are designed for investors who are mildly bearish, neutral or mildly bullish on the Underlyings. Investors should be willing to lose some or all of their investment if a Knock-In Event occurs with respect to either Underlying. Any payment on the securities is subject to our ability to pay our obligations as they become due.
  The interest payments will be paid quarterly at a rate which is expected to be 10.25%* per annum (to be determined on the Trade Date), calculated on a 30/360 basis, subject to Early Redemption.
  Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing February 10, 2011.†
  Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
  The securities are expected to price on or about February 5, 2010 (the “Trade Date”) and are expected to settle on or about February 10, 2010. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlyings:	Each Underlying is identified in the table below, together with its Bloomberg symbol, Initial Level and Knock-In Level:
	Underlying	Ticker	Initial Level	Knock-In Level
	S&P 500 Index (“SPX”)	SPX
	Market Vectors Gold Miners ETF (“GDX”)	GDX UP
Interest Rate*:	Expected to be 10.25% per annum (to be determined on the Trade Date), calculated on a 30/360 basis.
Interest Payment Dates:

Unless redeemed earlier, interest will be paid quarterly in arrears on May 10, 2010, August 10, 2010, November 10, 2010 and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.

Redemption Amount:

The Redemption Amount of the securities you will be entitled to receive will depend on the individual performance of each Underlying and whether a Knock-In Event occurs. If the securities are not subject to Early Redemption, the Redemption Amount will be determined as follows:

  If a Knock-In Event occurs during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying. In this case, the maximum Redemption Amount will equal the principal amount of the securities, but the Redemption Amount may be less than the principal amount of the securities and you could lose your entire investment.

  If a Knock-In Event does not occur during the Observation Period, the Redemption Amount will equal the principal amount of the securities.

Any payment you will be entitled to receive at maturity is subject to our ability to pay our obligations as they become due.

Early Redemption:

The Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date occurring on or after May 10, 2010 upon at least five business days notice at 100% of the principal amount of the securities, together with the interest payable on that Interest Payment Date.

Knock-In Event:	A Knock-In Event occurs if the closing level of either Underlying reaches or falls below its Knock-In Level on any trading day during the Observation Period.
Knock-In Level:	The Knock-In Level for each Underlying will be 65% of the Initial Level of such Underlying.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, the Underlying Return will be calculated as follows:
	Final Level – Initial Level Initial Level	, subject to a maximum of zero
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date. The closing level for the GDX is subject to adjustment, as described in the accompanying product supplement.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Valuation Date:†	February 7, 2011
Maturity Date:†	February 10, 2011
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546ESS4

† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Investing in the securities involves a number of risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this term sheet, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$

(1) We or one of our affiliates may pay varying discounts and commissions of between 2.25% and 2.50% per $1,000 principal amount of securities in connection with the distribution of the securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

February 3, 2010

Additional Terms Specific to the Securities

You should read this term sheet together with the underlying supplement dated September 14, 2009, the product supplement dated December 2, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Underlying supplement dated September 14, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909008321/a2194364z424b2.htm

  Product supplement No. U-I dated December 2, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000089109209004570/e37218_424b2.htm

  Prospectus supplement dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

  Prospectus dated March 25, 2009:

  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Credit Suisse. This term sheet, together with the documents listed above, contain the terms of the securities and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Selected Risk Considerations” in this term sheet, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity for each $1,000 Principal Amount

The tables and examples below illustrate hypothetical Redemption Amounts payable at maturity and, in the case of the tables, total payments over the term of the securities (which include both payments at maturity and the total interest paid on the securities) on a $1,000 investment in the securities for a range of Lowest Performing Underlying Returns, both in the event a Knock-In Event does not occur and in the event a Knock-In Event does occur. The tables and examples assume that (i) the securities are not redeemed prior to maturity, (ii) the Interest Rate applicable to the securities is 10.25% per annum, (iii) the term of the securities is exactly one year and (iv) the Knock-In Level for each Underlying is 65% of the Initial Level of such Underlying. In addition, the examples below assume that the Initial Level is 1,103 for SPX and $43 for GDX. The examples are intended to illustrate hypothetical calculations of only the Redemption Amount and do not illustrate the calculation or payment of any interest. The Redemption Amounts and total payment amounts set forth below are provided for illustration purposes only. The actual Redemption Amounts and total payments applicable to a purchaser of the securities will depend on several variables, including, but not limited to (a) whether the closing level of either Underlying is less than or equal to its respective Knock-In Level on any trading day during the Observation Period and (b) the Final Level of the Lowest Performing Underlying determined on the Valuation Date. It is not possible to predict whether a Knock-In Event will occur and, if so, whether and by how much the Final Level of the Lowest Performing Underlying will decrease in comparison to its Initial Level. The numbers appearing in the following tables and examples have been rounded for ease of analysis.

TABLE 1: This table represents the hypothetical Redemption Amount at maturity and the total payment over the term of the securities on a $1,000 investment in the securities if a Knock-In Event DOES NOT occur during the Observation Period.

Principal Amount of Securities	Lowest Performing Underlying Return	Redemption Amount (Knock-In Event does not occur)	Total Interest Payment on the Securities	Total Payment on the Securities
$1,000	50%	$1,000	$102.50	$1,102.50
$1,000	40%	$1,000	$102.50	$1,102.50
$1,000	30%	$1,000	$102.50	$1,102.50
$1,000	20%	$1,000	$102.50	$1,102.50
$1,000	10%	$1,000	$102.50	$1,102.50
$1,000	0%	$1,000	$102.50	$1,102.50
$1,000	-10%	$1,000	$102.50	$1,102.50
$1,000	-20%	$1,000	$102.50	$1,102.50
$1,000	-30%	$1,000	$102.50	$1,102.50

TABLE 2: This table represents the hypothetical Redemption Amount at maturity and the total payment over the term of the securities on a $1,000 investment in the securities if a Knock-In Event DOES occur during the Observation Period.

Principal Amount of Securities	Lowest Performing Underlying Return	Redemption Amount (Knock-In Event occurs)	Total Interest Payment on the Securities	Total Payment on the Securities
$1,000	50%	$1,000	$102.50	$1,102.50
$1,000	40%	$1,000	$102.50	$1,102.50
$1,000	30%	$1,000	$102.50	$1,102.50
$1,000	20%	$1,000	$102.50	$1,102.50
$1,000	10%	$1,000	$102.50	$1,102.50
$1,000	0%	$1,000	$102.50	$1,102.50
$1,000	-10%	$900	$102.50	$1,002.50
$1,000	-20%	$800	$102.50	$902.50
$1,000	-30%	$700	$102.50	$802.50
$1,000	-40%	$600	$102.50	$702.50
$1,000	-50%	$500	$102.50	$602.50

Example 1: A Knock-In Event occurs because the closing level of one Underlying reaches its Knock-In Level; and the Final Level of the Lowest Performing Underlying is less than its Initial Level.

Underlying	Initial Level	Lowest closing level of the Underlying during the Observation Period	Final Level on Valuation Date
SPX	1,103	1,103 (100% of Initial Level)	1,213.30 (110% of Initial Level)
GDX	$43	$27.95 (65% of Initial Level)	$27.95 (65% of Initial Level)

Since the closing level of GDX reaches its Knock-In Level during the Observation Period, a Knock-In Event occurs. GDX is also the Lowest Performing Underlying.

Therefore, the Underlying Return of the Lowest Performing Underlying will equal:

Final Level of GDX – Initial Level of GDX
Initial Level of GDX

; subject to a maximum of 0.00

= ($27.95  - $43)/$43 = –0.35

The Redemption Amount = principal amount of the securities × (1 + Underlying Return of the Lowest Performing Underlying)

= $1,000 × (1 - 0.35) = $650.00

Example 2: A Knock-In Event occurs because the closing level of one Underlying reaches its Knock-In Level; the Lowest Performing Underlying never reaches or falls below its Knock-In Level; and the Final Level of the Lowest Performing Underlying is less than its Initial Level.

Underlying	Initial Level	Lowest closing level of the Underlying during the Observation Period	Final Level on Valuation Date
SPX	1,103	716.95 (65% of Initial Level)	1,213.30 (110% of Initial Level)
GDX	$43	$30.96 (72% of Initial Level)	$30.96 (72% of Initial Level)

Since the closing level of SPX reaches its Knock-In Level during the Observation Period, a Knock-In Event occurs. GDX is the Lowest Performing Underlying, even though its closing level never reaches or falls below its Knock-In Level.

Therefore, the Underlying Return of the Lowest Performing Underlying will equal:

Final Level of GDX – Initial Level of GDX
Initial Level of GDX

; subject to a maximum of 0.00

= ($30.96 - $43)/$43 = –0.28

The Redemption Amount = principal amount of the securities × (1 + Underlying Return of the Lowest Performing Underlying)

= $1,000 × (1 - 0.28) = $720.00

Example 3: A Knock-In Event occurs because the closing level of at least one Underlying reaches its Knock-In Level; and the Final Level of the Lowest Performing Underlying is greater than its Initial Level.

Underlying	Initial Level	Lowest closing level of the Underlying during the Observation Period	Final Level on Valuation Date
SPX	1,103	716.95 (65% of Initial Level)	1,213.30 (110% of Initial Level)
GDX	$43	$38.70 (90% of Initial Level)	$51.60 (120% of Initial Level)

Since the closing level of SPX reaches its Knock-In Level, a Knock-In Event occurs. SPX is also the Lowest Performing Underlying.

Therefore, the Underlying Return of the Lowest Performing Underlying will equal:

Final Level of SPX – Initial Level of SPX
Initial Level of SPX

; subject to a maximum of 0.00

= (1,213.30 – 1,103.00)/1,103.00 = 0.10

BUT 0.10 is greater than the maximum of 0.00, so the Underlying Return of the Lowest Performing Underlying is 0.00.

The Redemption Amount = principal amount of the securities × (1 + Underlying Return of the Lowest Performing Underlying)

= $1,000 × (1 + 0.00) = $1,000

Example 4: A Knock-In Event does not occur.

Underlying	Initial Level	Lowest closing level of the Underlying during the Observation Period	Final Level on Valuation Date
SPX	1,103	794.16 (72% of Initial Level)	1,213.30 (110% of Initial Level)
GDX	$43	$31.39 (73% of Initial Level)	$47.30 (110% of Initial Level)

Since the closing level of each Underlying did not reach or fall below its Knock-In Level, a Knock-In Event does not occur.

Therefore, the Redemption Amount equals $1,000.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

  THE SECURITIES ARE NOT PRINCIPAL PROTECTED — An investment in the securities is not principal protected and you may receive less at maturity than you originally invested in the securities, or you may receive nothing, excluding any accrued or unpaid interest. If a Knock-In Event occurs during the Observation Period and the Final Level of the Lowest Performing Underlying is less than its Initial Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. In this case, the Redemption Amount you will be entitled to receive will be less than the principal amount of the securities and you could lose your entire investment if the level of the Lowest Performing Underlying falls to zero. It is not possible to predict whether a Knock-In Event will occur and, if so, whether and by how much the Final Level of the Lowest Performing Underlying will decrease in comparison to its Initial Level. Any payment you will be entitled to receive at maturity is subject to our ability to pay our obligations as they become due.

  THE SECURITIES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST, AT MATURITY OR UPON EARLY REDEMPTION — The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption. If the Final Level of each Underlying is greater than its respective Initial Level (regardless of whether a Knock-In Event has occurred), you will not receive the appreciation of either Underlying. Assuming the securities are held to maturity the maximum amount payable with respect to the securities will not exceed $1,102.50 for each $1,000 principal amount of the securities.

  THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the securities will be based on the performance of the Underlyings, the payment of any amount due on the securities, including any applicable interest payments, early redemption payment or payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities, and therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

  IF A KNOCK-IN EVENT OCCURS, YOUR RETURN WILL BE BASED ON THE INDIVIDUAL PERFORMANCE OF THE LOWEST PERFORMING UNDERLYING — If a Knock-In Event occurs, your return will be based on the individual performance of the Lowest Performing Underlying. This will be true even if the closing level of the Lowest Performing Underlying never reached or fell below its Knock-In Level on any trading day during the Observation Period.

  YOUR RETURN WILL BE NEGATIVE EVEN IF A KNOCK-IN EVENT OCCURS WITH RESPECT TO ONLY ONE UNDERLYING AND THE FINAL LEVEL OF ONLY ONE UNDERLYING REACHES OR FALLS BELOW ITS INITIAL LEVEL — Your return will be negative even if a Knock-In Event occurs with respect to only one Underlying and the Final Level of only one Underlying reaches or falls below its Initial Level. Even if the closing level of only one Underlying reaches or falls below its Knock-In Level on any trading day during the Observation Period, a Knock-In Event will have occurred.

  THE SECURITIES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH WOULD LIMIT YOUR ABILITY TO ACCRUE INTEREST OVER THE FULL TERM OF THE SECURITIES — The securities are subject to a potential early redemption. The securities may be redeemed on any Interest Payment Date occurring on or after May 10, 2010 upon at least five business days notice. If the securities are redeemed prior to the Maturity Date, you will be entitled to receive only the principal amount of your securities and any accrued but unpaid interest to and including the Early Redemption Date. In this case, you will lose the opportunity to continue to accrue and be paid interest from the Early Redemption Date to the scheduled Maturity Date. If the securities are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that yield as much interest as the securities.

  SINCE THE SECURITIES ARE LINKED TO THE PERFORMANCE OF MORE THAN ONE UNDERLYING, YOU WILL BE FULLY EXPOSED TO THE RISK OF FLUCTUATIONS IN THE LEVELS OF EACH UNDERLYING — Since the securities are linked to the performance of more than one Underlying, the securities will be linked to the individual performance of each Underlying. Because the securities are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a basket, the return would depend on the weighted aggregate performance of the basket components as reflected by the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, to the extent of the weightings of such components in the basket. However, in the case of securities linked to the lowest performing of each of two Underlyings, the individual performance of each Underlying would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the lowest performing of the two Underlyings to which the securities are linked.

  THERE ARE RISKS ASSOCIATED WITH THE MARKET VECTORS GOLD MINERS ETF — Although shares of the Market Vectors Gold Miners ETF are listed for trading on the NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Market Vectors Gold Miners ETF or that there will be liquidity in the trading market. In addition, Van Eck Associates Corporation (“Van Eck”) is the investment adviser for the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF is subject to management risk, which is the risk that the Van Eck’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, Van Eck may add, delete or substitute the equity securities held by the Market Vectors Gold Miners ETF. Any of these actions could adversely affect the price of the shares of the Market Vectors Gold Miners ETF and consequently the value of the securities.

  THE PERFORMANCE OF THE MARKET VECTORS GOLD MINERS ETF MAY NOT CORRELATE TO THE PERFORMANCE OF THE TRACKED INDEX — The Market Vectors Gold Miners ETF will generally invest in all of the equity securities included in the NYSE Arca Gold Miners Index (the “Tracked Index”). There may, however, be instances where Van Eck may choose to overweight another stock in the Tracked Index, purchase securities not included in the Tracked Index that Van Eck believes are appropriate to substitute for a security included in the Tracked Index or utilize various combinations of other available investment techniques in seeking to track accurately the Tracked Index. In addition, the performance of the Market Vectors Gold Miners ETF will reflect additional transaction costs and fees that are not included in the calculation of the Tracked Index. Also, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between the Market Vectors Gold Miners ETF and the Tracked Index. Finally, because the shares of the Market Vectors Gold Miners ETF are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Market Vectors Gold Miners ETF may differ from the net asset value per share of the Market Vectors Gold Miners ETF. For these reasons, the performance of the Market Vectors Gold Miners ETF may not correlate with the performance of the Tracked Index. See the information set forth under “The Underlyings—The Market Vectors Gold Miners ETF” herein.

  RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES WITH CONCENTRATION IN A SINGLE INDUSTRY — The stocks comprising the NYSE Arca Gold Miners Index and that are generally tracked by the Market Vectors Gold Miners ETF are stocks of companies primarily engaged in the mining of gold or silver. The shares of the Market Vectors Gold Miners ETF may be subject to increased price volatility as they are linked to a single industry, market or sector and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that industry, market or sector. Because the Market Vectors Gold Miners ETF primarily invests in stocks and ADRs of companies that are involved in the gold mining industry, and to a lesser extent the silver mining industry, the shares of the Market Vectors Gold Miners ETF are subject to certain risks associated with such companies.

  Gold mining companies are highly dependent on the price of gold and subject to competition pressures that may have a significant effect on their financial condition. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.

Silver mining companies are highly dependant on the price of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Peru, Mexico and China.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

  NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYINGS — Your return on the securities will not reflect the return you would realize if you actually owned the Underlyings. The return on your investment, which is based on the percentage change in the Underlyings, is not the same as the total return based on the purchase of the Underlyings. As an investor in the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the stocks that comprise the Underlyings.

  ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the shares of each Underlying. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of each Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. See “Description of the Securities — Anti-dilution adjustments for funds” in the accompanying product supplement.

  LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the levels of the Underlyings on any trading day during the Observation Period, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    the expected volatility of the Underlyings;

    the time to maturity of the securities;

    the Early Redemption feature, which is likely to limit the value of the securities;

    interest and yield rates in the market generally;

    global gold and silver supply and demand, which is influenced by such factors as forward selling by gold and silver producers, purchases made by gold and silver producers to unwind gold and silver hedge positions, central bank purchases and sales of gold, and production and cost levels in major gold-producing countries and in major silver-producing countries;

    investors’ expectations with respect to the rate of inflation;

    the occurrence of certain events to the Underlyings that may or may not require an anti-dilution adjustment;

    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the components comprising the Underlyings, or markets generally and which may affect the levels of the Underlyings; and

    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlyings and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

The Underlyings

We have derived all information regarding each Underlying contained in this term sheet, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We make no representation or warranty as to the accuracy or completeness of this publicly available information. The information on the Underlyings provided herein is just a summary and should be read together with the additional disclosure in the accompanying underlying supplement. Information contained in the respective Underlying websites and the Bloomberg pages referenced below is not incorporated by reference herein.

The S&P 500 Index

The S&P 500 Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The S&P 500 Index is reported by Bloomberg under the ticker symbol “SPX.” For further information on the S&P 500 Index, please refer to “The Reference Indices — The S&P Indices — The S&P 500® Index” in the accompanying underlying supplement.

The Market Vectors Gold Miners ETF

The Market Vectors Gold Miners ETF is an exchange-traded fund, calculated, maintained and published by the Van Eck, that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in mining for gold or silver. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the NYSE Euronext, the NYSE Arca or quoted on The NASDAQ Stock Market. The shares of the Market Vectors Gold Miners ETF are listed for trading on the NYSE Arca. Trading prices of the Market Vectors Gold Miners ETF are reported by Bloomberg under the ticker symbol “GDX UP.”

Information provided to or filed with the SEC by the Market Vectors Gold Miners ETF pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to the SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The NYSE Arca Gold Miners Index

The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the NYSE, NYSE Arca or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.

The NYSE Arca Gold Miners Index is calculated using a modified market capitalization weighting methodology. The NYSE Arca Gold Miners Index is weighted based on the market capitalization of each of the component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the NYSE Arca Gold Miners Index:

(1)	the weight of any single component security may not account for more than 20% of the total value of the NYSE Arca Gold Miners Index;

(2)

the component securities are split into two subgroups—large and small, which are ranked by market capitalization weight in the NYSE Arca Gold Miners Index. Large stocks are defined as having a NYSE Arca Gold Miners Index weight greater than or equal to 5%. Small securities are defined as having an index weight below 5%; and

(3)

the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the NYSE Arca Gold Miners Index may not account for more than 50% of the total NYSE Arca Gold Miners Index value.

The NYSE Arca Gold Miners Index is reviewed quarterly so that the NYSE Arca Gold Miners Index components continue to represent the universe of companies involved in the gold mining industry. The NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in the NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the NYSE Arca Gold Miners Index. Changes to the NYSE Arca Gold Miners Index compositions and/or the component share weights in the NYSE Arca Gold Miners Index typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

Historical Information

The following graphs set forth the historical performance of the S&P 500 Index based on the closing level of such Underlying from January 1, 2005 through February 2, 2010 and the historical performance of the Market Vectors Gold Miners ETF based on the closing price of one share of such Underlying from May 22, 2006 through February 2, 2010. The closing level of the S&P 500 Index on February 2, 2010 was 1,103.32. The closing price of one share of the Market Vectors Gold Miners ETF on February 2, 2010 was $43.00. We obtained the closing levels and closing prices below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. You should not take the historical levels and prices of the Underlyings as an indication of future performance of the Underlyings or the securities. The levels of either of the Underlyings may decrease so that a Knock-In Event occurs and at maturity you will receive a Redemption Amount equal to less than the principal amount of the securities. We cannot give you any assurance that the closing levels of the Underlyings will remain above their respective Knock-In Levels during the Observation Period. If the closing level of either Underlying reaches or falls below its Knock-In Level on any trading day during the Observation Period, and the closing level of the Lowest Performing Underlying on the Valuation Date is less than its Initial Level, then you will lose money on your investment. For further information on the Underlyings, see “The Underlyings” herein.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

  a financial institution,

  a mutual fund,

  a tax-exempt organization,

  a grantor trust,

  certain U.S. expatriates,

  an insurance company,

  a dealer or trader in securities or foreign currencies,

  a person (including traders in securities) using a mark-to-market method of accounting,

  a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Under one approach, each security is treated, for U.S. federal income tax purposes, as (1) a put option (the “Put Option”) that requires the holder to cash settle against the value of the lowest performing underlying for an amount equal to the Deposit (as defined below) if any underlying declines to a defined floor level and the final level thereof is equal to or less than the initial level, and (2) a deposit with us of cash, in an amount equal to the amount paid for a security (the “Deposit”) to secure the holder’s potential obligation to cash settle against the value of the lowest performing underlying. We intend to treat the securities consistent with this approach. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of a security, each holder agree to treat the securities as consisting of a Deposit and a Put Option with respect to the value of the lowest performing underlying for all U.S. federal income tax purposes. The balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above.

For example, the IRS might assert that the securities constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your securities. If the securities were to be treated as contingent payment debt instruments and they had term of more than one year, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The characterization of securities as contingent payment debt instruments under these rules is likely to be adverse. If the securities had a term of one year or less, the rules for short-term debt obligations would apply rather than the rules for contingent payment debt instruments. Under Treasury regulations, a short-term debt obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price. A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the security as income upon receipt. Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income. You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as debt instruments or contingent payment debt instruments.

It is also possible that the IRS would seek to characterize your securities as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss.

Alternatively, in the event that the securities have a term of more than one year and reference an equity interest in a “pass-thru entity” within the meaning of Code section 1260 (which includes shares in, among others, an exchange-traded fund, a regulated investment company, a real estate investment trust, a partnership or trust), the IRS might assert that the securities constitute a “constructive ownership transaction.” If the securities were treated as a constructive ownership transaction, under Code section 1260, all or a portion of your gain, if any, from the securities would be recharacterized as ordinary income, and you would be required to pay additional tax calculated by reference to interest on the tax on such recharacterized income. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

Interest Payments on the Securities

In accordance with the agreed-upon tax treatment described above, the portion of each coupon payment on the security that should be treated as interest on the Deposit is 0.79250% per annum and the balance should be treated as put premium received by the U.S. Holder in respect of the Put Option to us (the “Put Premium”).

We will treat the Deposit as a debt obligation issued by us. Accordingly, we will treat each coupon payment as consisting of interest of 0.79250% per annum on the Deposit and the balance as Put Premium paid to you. U.S. Holders should therefore include such interest component of the coupon in income as received or accrued, based on their method of accounting.

Put Premium and Payment of Redemption Amount on the Securities

A U.S. Holder should not be subject to tax upon receipt of the Put Premium.

If a knock-in event has occurred, a U.S. should recognize short-term capital gain or loss equal to the difference between (1) the cash proceeds so received (other than in respect of any accrued but unpaid coupon on the security, which will be taxed as described above under “—Interest Payments on the Securities”) plus the Put Premium, and (2) the U.S. Holder’s tax basis in the security (generally equal to the amount of the Deposit).

If a knock-in event has not occurred, a U.S. Holder will receive cash equal the principal amount of the security and should recognize short-term capital gain or loss equal to the difference between (1) the cash proceeds so received (other than in respect of any accrued but unpaid coupon on the security, which will be taxed as described above under “—Interest Payments on the Securities” plus the Put Premium) and (2) the U.S. Holder’s tax basis in the security. This difference is expected to equal zero. The Put Option should be deemed to have expired unexercised and the Put Premium received should be treated as short-term capital gain at such time.

Sale or Exchange of the Securities

Upon a sale or exchange of a security, a U.S. Holder should allocate the sale proceeds received between the Deposit and the Put Option on the basis of their respective fair market values on the date of sale. The U.S. Holder should generally recognize gain or loss with respect to the Deposit in an amount equal to the difference between the amount of the sale proceeds allocable to the Deposit and the U.S. Holder’s adjusted tax basis in the Deposit (which will generally equal the issue price of the security). Except to the extent attributable to accrued but unpaid interest with respect to the Deposit, which will be subject to tax as described above under “—Interest Payments on the Securities,” such gain or loss should be long-term capital gain or loss for securities with a term of more than one year, if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss. A U.S. Holder should recognize short-term capital gain equal to the amount of remaining sale proceeds allocable to the Put Option plus any previously received Put Premium. If the value of the Deposit exceeds the total sale proceeds received, then the U.S. Holder should be treated as having paid the buyer an amount equal to the amount of such excess in exchange for the buyer’s assumption of the U.S. Holder’s rights and obligations under the Put Option (such excess being referred to as “Deemed Payment”). In such a case, the U.S. Holder should recognize short-term capital gain or loss in an amount equal to the difference between the total Put Premium previously received, if any, and the amount of the Deemed Payment made by the U.S. Holder to the buyer with respect to the assumption of the Put Option. The amount of the Deemed Payment should be added to the sale proceeds allocated to the Deposit in determining the gain or loss in respect of the Deposit.

Non-U.S. Holders Generally

The U.S. withholding tax consequences of any coupon payment in respect of the securities is uncertain. Given the uncertainty, we will withhold U.S. income tax at a rate of 30% on any coupon payment. It may be possible for a non-U.S. Holder (a “Non-U.S. Holder”) to take the position that some or all of a coupon payment is exempt from the 30% U.S. withholding tax or subject to a reduced withholding tax rate under an applicable tax treaty. Any Non-U.S. Holder taking the position that a coupon payment is exempt from the 30% withholding tax or eligible for a reduced rate of U.S. withholding tax may seek a refund or credit of any excess amounts withheld by us by filing an appropriate claim for refund with the IRS.

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities, payment of the redemption amount by us in respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Possible Legislation Affecting Securities Held Through Foreign Accounts

On December 7, 2009, the Tax Extenders Act of 2009 (the “Act”) was introduced in the U.S. Congress. The Act would impose a 30% withholding tax on “withholdable payments” made to foreign financial institutions (and their 50% affiliates) unless the payee foreign financial institution agrees to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. “Withholdable payments” include payments of interest (including original issue discount), dividends, and other items of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. The Act also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the taxpayer identification number of any substantial U.S. owners to withhold tax at a rate of 30%.

Withholding under the Act would apply to all withholdable payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it would be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity. Generally, the Act’s withholding and reporting regime is proposed to apply to payments made after December 31, 2012. Thus, if you hold your securities through a foreign financial institution or foreign corporation or trust, a portion of your gains may be subject to 30% withholding if the Act is enacted, payment is made after December 31, 2012.

Possible Legislation Affecting Dividend Equivalent Payments

The Act also treats a “dividend equivalent” payment as a dividend from sources within the United States. Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally would be subject to U.S. withholding tax. A “dividend equivalent” payment is (i) a substitute dividend payment, (ii) a payment made pursuant to a notional principal contract that is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii). These changes would apply to payments made on or after the date that is 90 days after the date on which the Act is enacted. Where the securities reference an interest in securities or an index that may provide for the payment of dividends from sources within the United States, absent guidance from the IRS, it is uncertain whether the IRS would determine payments under the securities to be substantially similar to a dividend. Thus, if the IRS determines that a payment is substantially similar to a dividend, it may be subject to U.S. withholding tax, unless reduced by an applicable tax treaty, if the Act is enacted.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof.  Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income.  It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis).  You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU. The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased. CSSU proposes to offer the securities at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of between 2.25% and 2.50% or between $22.50 and $25.00 per $1,000 principal amount of securities. CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms. An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

The agent for this offering, CSSU, is our affiliate. In accordance with NASD Rule 2720, CSSU may not make sales in this offering to any discretionary account without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities. For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Credit Suisse